INSEEGO CORP.

9710 Scranton Road, Suite 200

San Diego, CA 92121

April 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Inseego Corp.
Registration Statement on Form S-3
Filed March 30, 2026
File No. 333-294745

Ladies and Gentlemen:

Inseego Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-294745), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, April 8, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon, Esq. of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

INSEEGO CORP.

By: /s/ Steven Gatoff

Name: Steven Gatoff

Title: Chief Financial Officer